September 18, 2009
VIA EDGAR
Larry Spirgel
Assistant Director
Mail Stop 3720
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	COMSYS IT Partners, Inc. Form 10-K for the fiscal year ended December 28, 2008 Filed March 11, 2009 File No. 000-27792
Dear Mr. Spirgel:
     This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated September 10, 2009 addressed to COMSYS IT Partners, Inc. (the “Company”) with respect to the above-referenced filing. For your reference, we have included the Staff’s comments below in bold text with the Company’s corresponding responses to such comments.
Form 10-K for the Fiscal Year ended December 31, 2008
Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K
Compensation Discussion and Analysis, page 13
Compensation Components, page 14
l. Comment.
     We note, in the third full paragraph on page 15, that you reduced the Original Adjusted EBITDA Target for 2008 from $53.8 million to $22.0 million for the last six months of 2008 and, consequently, reduced the corresponding threshold and target bonuses by 50%. You disclosed that the compensation committee took into account a number of factors, including its assessment of management’s performance in a difficult economic environment and the steps that management was taking to improve the company’s financial position and operations as well as the need for short-term incentives to retain key personnel.
     In future filings, if you materially increase or decrease compensation, please provide more fulsome and robust disclosure regarding which material factors were taken into account when making that compensation decision and how such factors were weighed and considered by the Compensation Committee in the decision-making process. For instance, depending on your situation, consider disclosing whether one factor or a combination of certain factors weighed in

September 18, 2009

favor of making a compensation decision or whether such decision was based on a totality of circumstances in the discretion of the Compensation Committee or based on certain objective performance data.
     Response.
     We note the Staff’s comment and will, to the extent that we materially increase or decrease the compensation of our named executive officers, include in our future filings more fulsome and robust disclosure regarding material factors that are taken into account when making such compensation decisions and how such factors are weighed and considered by the Compensation Committee in the decision making process.
2. Comment.
     In the fifth paragraph on page 16, you disclose that the Compensation Committee approved long-term equity grants to your NEOs that are set forth in the columns under “Estimated Possible Payouts Under Equity Incentive Plan Awards” in the Grants of Plan-Based Awards Table. In future filings, please explain how you determined the target value of these equity grants. For instance, did you benchmark the target value of these long-term equity awards or use other methods to calculate the appropriate target value for your NEOs?
     Response.
     In future filings, we will enhance our disclosures regarding how we determine the target values of long-term equity grants to our named executive officers.
*     *      *

September 18, 2009

     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	comments from the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call me at (704) 321-5414 with any questions you may have regarding this letter.

Very truly yours,
/s/ Kenneth R. Bramlett, Jr.
Kenneth R. Bramlett, Jr.
Senior Vice President, General Counsel and Secretary

cc:	Ajay Koduri, Attorney-Advisor (SEC) Amy Bobbitt, Senior Vice President and Chief Accounting Officer Michael J. Denny, Esq. (K&L Gates LLP)